FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

to

ANNUAL REPORT

of

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

(Name of Registrant)

and

THE REPUBLIC OF AUSTRIA

(Guarantor and Co-Signatory)

Date of end of last fiscal year: December 31, 2012

SECURITIES REGISTERED

(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*	The Registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Marc O. Plepelits, Esq.

Shearman & Sterling LLP

Bockenheimer Landstrasse 2-4

60306 Frankfurt am Main, Germany

This Amendment No. 5 to Annual Report on Form 18-K for the year ended December 31, 2012 is jointly filed by Oesterreichische Kontrollbank Aktiengesellschaft (“OeKB”), a corporation incorporated under the laws of the Republic of Austria (“Austria”), and Austria.

Recent Developments—Republic of Austria—Banking System and Monetary Policy—Banking System

In December 2009, the Republic of Austria acquired the entire share capital of Hypo Alpe-Adria-Bank International AG, the parent company of Hypo Alpe Adria, in order to stabilize the distressed bank.

Since then, several state support measures have been granted to Hypo Alpe Adria and the state aid procedure with the European Commission has been conducted. In September 2013 a final resolution plan and future state aids up to EUR 5.4 billion through capital measures and up to EUR 3.3 billion through liquidity support were approved by the European Commission. According to the resolution plan, Hypo Alpe Adria has to sell its Austrian bank subsidiary and several entities in Southeastern Europe by mid-2015. The remaining parts of the group have discontinued all business activities and are marked for wind-down.

Since taking office in December 2013, the new Minister of Finance, supported by a group of national experts (the “Task Force”), has been discussing the best solution for the wind-down part of Hypo Alpe Adria. The implementation of a “bad bank” in the form of a special legal entity called “Anstalt” is under consideration. Budgetary and state debt implications are of utmost importance, but also legal, regulatory and contractual requirements have to be considered. A final decision by the Austrian government on the solution is expected by the end of March 2014 after publication of the final report from the Task Force.

This report is intended to be incorporated by reference into OeKB’s and Austria’s prospectus dated October 9, 2012 and any future prospectus filed by OeKB and Austria with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

SIGNATURE OF OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

Pursuant to the requirements of the Securities Exchange Act of 1934, Oesterreichische Kontrollbank Aktiengesellschaft has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 4th day of March, 2014.

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

/s/ WALTRAUT BURGHARDT
Name:	Mag. Waltraut Burghardt
Title:	Senior Director

/s/ MAXIMILIAN PLATTNER
Name:	Mag. Maximilian Plattner
Title:	Associate Director

SIGNATURE OF THE REPUBLIC OF AUSTRIA

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of Austria has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 4th day of March, 2014.

THE REPUBLIC OF AUSTRIA

/s/ MAG. SILVIA MACA
Name:	Mag. Silvia Maca
Title:	Head of the Division for Export Financing and International Export Promotion Policy Ministry of Finance of the Republic of Austria

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